UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
CodeCombat Inc.

Legal status of issuer

> **Form**
> C-Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> April 18, 2013

Physical address of issuer
301 Howard St, Suite 830, San Francisco, CA 94105, USA

Website of issuer
https://www.codecombat.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series A-1 Preferred Stock

Target number of Securities to be offered
14,620

Price (or method for determining price)
$1.7100

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
August 21, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
41

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,547,082	$5,627,705
Cash & Cash Equivalents	$1,991,174	$5,204,762
Accounts Receivable	$292,220	$199,213
Short-term Debt	$1,195,704	$1,108,744
Long-term Debt	$0	$0
Revenues/Sales	$2,014,919	$906,656
Cost of Goods Sold	$104,312	$51,798
Taxes Paid	$0	$0
Net Income	$-3,274,431	$-2,571,661

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript


EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
June 26, 2020





CodeCombat Inc.

Up to $1,000,000 of Series A-1 Preferred Stock


CodeCombat Inc. ("CodeCombat", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Series A-1 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 21, 2020. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $478,000 under the Combined Offerings (the "Closing Amount") by August 21, 2020, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by August 14, 2020 will be permitted to increase their subscription amount at any time on or before August 21, 2020. upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after August 14, 2020. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to August 14, 2020, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2021.

Once posted, the annual report may be found on the Company's website at https://www.codecombat.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/codecombat

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

CodeCombat Inc. ("the Company") was incorporated on April 18, 2013 under the laws of the State of Delaware, and is headquartered in San Francisco, California.

The Company is located at 301 Howard St, Suite 830, San Francisco, CA 94105, USA.

The Company's website is http://www.codecombat.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/codecombat and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series A-1 Preferred Stock being offered	$25,000
Maximum amount of Series A-1 Preferred Stock	$1,000,000
Purchase price per Security	$1.7100
Minimum investment amount per investor	$500
Offering deadline	August 21, 2020
Use of proceeds	See the description of the use of proceeds on page 10 and 11 hereof.
Voting Rights	See the description of the voting rights on pages 15, 16, and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Pre-Money Valuation does not include the approximately 3,508,767 shares of Series A-1 Preferred Stock that was issued in 2018. As such, if the maximum raise amount is sold in this offering, the Post-Money Valuation will be approximately $31,999,991.57.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The video game market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $8,555,817 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Risks Related to the Securities

The Series A-1 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series A-1 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A-1 Preferred Stock. Because the Series A-1 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series A-1 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series A-1 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series A-1 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Your ownership of the Series A-1 Preferred Stock may be subject to dilution. Certain Purchasers of Series A-1 Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred stock or securities convertible into preferred stock, issues stock or equity pursuant to a stock incentive plan or otherwise issues additional stock or equity, investors who purchase Series A-1 Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding stock. Furthermore, Purchasers may experience a dilution in the value of their Series A-1 Preferred Stock depending on the terms and pricing of any future equity issuances (including the Series A-1 Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series A-1 Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
A coding game that uses real code and personalized learning to let any teacher teach computer science, offline or online. Our custom code engine lets learners type real Python and JavaScript with simple error messages and a smooth learning curve. The game-based learning format is so much fun that kids want to play it, with 170K monthly active learners playing at home. Our comprehensive curriculum lets schools quickly deploy world-class computer science courses.

Business Plan
Strong demand had already led to $2.2M bookings in 2019. Then, in 2020, COVID-19 accelerated everything, creating $4.3M in new B2B sales pipeline and increasing B2C revenue 75% in just two months. To serve this surge in B2C demand, we're launching our new online classes product, hiring professional coding teachers to teach live coding lessons. On the B2B side, after two years of development, we're fully launching Ozaria, our next-gen schools product, which is perfect for distance learning.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 9.59% of the proceeds, or $45,850, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Research & Development	47%	47%	42%
Sales & Marketing	31%	31%	45%

| General & Admin | 22% | 22% | 9% |
| China Expansion | 0% | 0% | 4% |

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Nicholas Winter	CEO	CodeCombat, CEO (February 2013 - Present) Oversees business strategy, financial planning, product vision, team culture, and overall operation; manages go-to-market teams (sales, marketing, China) and operations
Matthew Lott	CTO	CodeCombat, CTO (2014 - Present) Oversees immediate-term product roadmap; directly manages engineering, product, and support teams
Veronica Wu	Investor	Hone Capital, Managing Partner (June 2015 - Present): Crafted investment strategy that focuses on integrating technology and quantitative tools throughout investment process to enable scalable and superior investment selection; developed the team and led overall operation.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	8,575,000	Yes	N/A	44.9526%	N/A
Preferred Stock	7,559,361	Yes	N/A	38.6014%	N/A

The Company has the following debt outstanding:

The Company applied for the Paycheck Protection Program loan and received the loan in the amount of $462,000.

Ownership

There are no beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
CodeCombat Inc. ("the Company") was incorporated on April 18, 2013 under the laws of the State of Delaware, and is headquartered in San Francisco, CA. CodeCombat Inc. is an educational platform for learning software programming concepts and languages.

The Consolidated financial statements include the accounts of CodeCombat Inc. and its wholly owned subsidiary, CodeCombat (Beijing) Technology Co., LTD.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $827,000 in cash on hand as of May 31, 2020, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $25,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series A	September 2018	4(a)(2)	Preferred Equity	$6,000,000	Research and development, China expansion, sales and marketing, general and administrative expenses
Bridge	March 2018	4(a)(2)	SAFE	$971,000	Research and development, general and administrative expenses

THE OFFERING AND THE SECURITIES

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series A Preferred Stock Purchase Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $478,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series A-1 Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $749,999.16 (438,596 shares) or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information rights; and
- a right of first refusal for the transfer of Series A-1 Preferred Stock by a key holder, if the Company does not exercise that right.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Series A Preferred Stock in the Regulation D offering converts under similar terms to the Series A Preferred Stock in this offering. However, investors who invest $749,999.16 or greater will be considered "Major Investors" under the Series A Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes, junior to any issued preferred stock.

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences
Series A-1	Yes	Yes	Yes	Yes
Series A-2	Yes	Yes	Yes	Yes
Series Seed-1	Yes	Yes	Yes	Yes
Series Seed-2	Yes	Yes	Yes	Yes

Series A-1 Preferred Stock

Dividend Rights
Holders of Series A-1 Preferred Stock are entitled to receive dividends pari passu with holders of the other series of preferred stock and the holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. So long as at least 1,048,373 shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock (together, the "Series A Preferred Stock") is outstanding, specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock voting as a separate class. These matters include, among other things, any vote to:

- alter the rights, powers or privileges of the Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent.

The Series A Preferred holders, voting together as a single class, may elect one person to serve on the Company's board of directors. The Common Stock holders may elect three people to serve on the Company's board of directors. The holders of capital stock of the Company, voting together, may elect one person to serve on the Company's board of directors.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
Each share of Preferred Stock is convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Amended and Restated Investors' Rights Agreement
Under the Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement"), investors who have invested $749,999.16 or greater are designated Major Investors. Major Investors are granted some additional rights and preferences under the Investors' Rights Agreement, as summarized below. Any Major Investor will be granted access to Company facilities and personnel during normal business hours and with reasonable advance notification. The Company will deliver to such Major Investor (i) annual and quarterly financial statements, an annual operating budget and quarterly capitalization table. All Major Investors shall have a pro rata right, based on their percentage equity ownership in the Company to participate in subsequent issuances of equity securities of the Company with certain exceptions.

Rights under the Amended and Restated Voting Agreement
Holders of Series A Preferred Stock are subject to a drag-along provision as set forth in the Amended and Restated Voting Agreement (the "Voting Agreement"), pursuant to which, and subject to certain exemptions, each signatory to the Voting Agreement agrees that, in the event the Company's board of directors, and a majority of both (i) the holders

a majority of the shares of common stock held by certain key holders of the Company, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all signatories to the Voting Agreement will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series A-1 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series A-1 Preferred Stock converts into common stock, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Securities.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not engaged in any such transactions. Such transactions would require the consent of the holders of a majority of the shares of Preferred Stock

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series A-1 Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Nicholas Winter

_____
(Signature)

Nicholas Winter

_____
(Name)

CEO

_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Nicholas Winter

_____
(Signature)

Nicholas Winter

_____
(Name)

CEO

_____
(Title)

June 26, 2020

_____
(Date)

/s/Matthew Lott

_____
(Signature)

Matthew Lott

_____
(Name)

CTO

_____
(Title)

June 26, 2020

(Date)

/s/Veronica Wu

(Signature)

Veronica Wu

(Name)

Investor

(Title)

June 26, 2020

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



CODECOMBAT INC.
A DELAWARE CORPORATION

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

CODECOMBAT INC.

Years Ended December 31, 2019 and 2018

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



To Management of CodeCombat Inc.
San Francisco, CA

We have reviewed the accompanying consolidated financial statements of CodeCombat Inc. ("the Company"), which comprise the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

June 9, 2020

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

CODECOMBAT INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2019 and 2018

(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 1,991,174	$ 5,204,762
Restricted cash	223,730	223,730
Accounts receivable, net	292,220	199,213
Prepaid expenses	33,540	-
Other current assets	6,418	-
Total current assets	2,547,082	5,627,705
Property and equipment, net	43,475	51,469
Total assets	$ 2,590,557	$ 5,679,174
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 93,464	$ 33,193
Accrued expenses	108,764	116,699
Deferred revenue	845,702	958,852
Advances from customers	141,238	-
Other liability	6,536	-
Total current liabilities	1,195,704	1,108,744
Total liabilities	1,195,704	1,108,744
Commitments and contingencies	-	-
Stockholders' equity		
Common stock, 12,200,000 and 12,200,200 shares issued and outstanding at December 31, 2019 and 2018	1,220	1,220
Preferred Stock, 7,363,457 and 7,363,457 shares issued and outstanding at December 31, 2019 and 2018	737	737
Treasury Stock, 3,650,000 and 3,650,000 shares at cost at December 31, 2019 and 2018	(363)	(363)
Additional paid-in capital	9,948,567	9,849,713
Accumulated deficit	(8,555,817)	(5,280,877)
Accumulated other comprehensive income	509	-
Total stockholders' equity	1,394,853	4,570,430
Total liabilities and stockholders' equity	$ 2,590,557	$ 5,679,174

See independent accountants' review report and accompanying notes to the financial statements.

CODECOMBAT INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Revenue		
Sales, net	$ 2,014,919	$ 906,656
Total revenue	2,014,919	906,656
Cost of goods sold	104,312	51,798
Gross profit	1,910,607	854,858
Operating expenses		
Payroll and related expenses	3,414,237	2,146,850
Legal and professional	300,009	381,631
R&D consulting	508,868	228,344
Rent	352,894	472,893
General and administrative	459,294	123,804
Travel	189,780	99,845
Advertising	25,299	59,732
Depreciation	26,424	21,008
Total operating expenses	5,276,805	3,534,107
Income (loss) from operations	(3,366,198)	(2,679,249)
Other income (expense)		
Other income	83,400	131,600
Interest income	11,482	448
Other expenses	(3,624)	(24,460)
Total other income (expense)	91,258	107,588
Net income (loss) before income taxes	(3,274,940)	(2,571,661)
Provision for income taxes	-	-
Net income (loss)	(3,274,940)	(2,571,661)
Other comprehensive income		
Foreign currency translation differences	509	-
Total comprehensive income (loss)	$ (3,274,431)	$ (2,571,661)

See independent accountants' review report and accompanying notes to the financial statements.

CODECOMBAT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2019 and 2018
(unaudited)

	Preferred Stock		Common Stock		Treasury	Additional Paid-in Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount	Shares	Amount					
Balance on December 31, 2017	3,007,384	$ 301	12,200,000	$ 1,220	(363)	$ 2,893,707	$ (2,709,216)	$ -	$ 185,649
Issuance of preferred stock for cash	4,356,073	436				6,970,406			6,970,842
Stock compensation						46,286			46,286
Financing costs						(60,686)			(60,686)
Foreign translation adjustment									-
Net income (loss)							(2,571,661)		(2,571,661)
Balance on December 31, 2018	7,363,457	737	12,200,000	1,220	(363)	9,849,713	(5,280,877)	-	4,570,430
Stock compensation						98,854			98,854
Foreign translation adjustment								509	509
Net income (loss)							(3,274,940)		(3,274,940)
Balance on December 31, 2019	7,363,457	$ 737	12,200,000	$ 1,220	(363)	$ 9,948,567	$ (8,555,817)	$ 509	$ 1,394,853

See accountants' review report and accompanying notes to the financial statements.

4

CODECOMBAT INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Cash flows from operating activities		
Net income (loss)	$ (3,274,940)	$ (2,571,661)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	26,424	21,008
Stock based compensation	98,854	46,286
Bad debt expense	71,701	24,287
Changes in operating assets and liabilities:		
Other receivables	(164,708)	(31,768)
Prepaid expenses and other current assets	(39,958)	2,075
Accounts payable	58,872	133,825
Deferred revenue	(113,150)	634,086
Advances from customers	141,238	-
Net cash used by operating activities	(3,195,667)	(1,741,862)
Cash flows from investing activities		
Purchase of PP&E	(18,430)	(38,261)
Net cash used by investing activities	(18,430)	(38,261)
Cash flows from financing activities		
Proceeds from issuance of preferred stock	-	6,970,842
Costs of obtaining financing	-	(60,686)
Net cash provided by financing activities	-	6,910,156
Effect of exchange rates on cash	509	-
Net increase (decrease) in cash and cash equivalents	(3,213,588)	5,130,033
Cash and cash equivalents, beginning	5,204,762	74,729
Cash and cash equivalents, ending	$ 1,991,174	$ 5,204,762
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

CodeCombat Inc. ("the Company") was incorporated on April 18, 2013 under the laws of the State of Delaware, and is headquartered in San Francisco, CA. CodeCombat Inc. is an educational platform for learning software programming concepts and languages

The Consolidated financial statements include the accounts of CodeCombat Inc. and its wholly owned subsidiary, CodeCombat (Beijing) Technology Co., LTD.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars. The Subsidiary's functional currency is Chinese Yuan, and financial statement presentation is in United States Dollars. The translation from the Subsidiary's functional currency to United States Dollars for financial statement presentation resulted in a foreign currency translation gain and loss of $509 and $0 for the years ended December 31, 2019 and 2018, respectively.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and the Subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition

The Company adopted the new accounting standard on revenue recognition, ASU No. 2014-09 (Topic 606) "Revenue from Contracts with Customers," which became effective on December 31, 2018. The Company's revenue recognition policy standards include the following elements under ASU No. 2014-09 (Topic 606):

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligation in the contract; and
- Recognition of revenue when or as the Company satisfies the performance obligation.

The Company recognizes revenue from service contracts, subscriptions and license royalties. Revenue is recognized when the services have been performed. The amounts received prior to recognition are recorded as a deferred revenue.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

The following tables summarize items measured at fair value during the years ended December 31, 2019 and 2018:

| | December 31, 2019 | | | |
	Level 1	Level 2	Level 3	Total
Stock options granted	$ -	$ -	$ 98,854	$ 98,854
	$ -	$ -	$ 98,854	$ 98,854

| | December 31, 2018 | | | |
	Level 1	Level 2	Level 3	Total
Stock options granted	$ -	$ -	$ 46,286	$ 46,286
	$ -	$ -	$ 46,286	$ 46,286

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. The Company has not experienced any losses to date resulting from this practice. At December 31, 2019 and 2018, the Company's cash balances were in excess of federally insured limits by $1,964,904 and $5,178,492.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2019 and 2018, the Company determined an allowance for uncollectible accounts in the amount of $95,988 and $24,287.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019 or 2018.

Depreciation expense for the years ended December 31, 2019 and 2018, was $26,424 and $21,008, respectively.

Deferred Revenue

Deferred revenue consists of cash received from customers for the purchase of monthly and annual subscriptions to the services provided by the Company. Revenue from these subscriptions is recognized over the term of the purchased subscription.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $25,299 and $59,732 in advertising costs, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award, and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense as the purchase commitment is settled.

Research and Development Costs

Research and development costs, including salaries, consulting and administrative costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $508,868 and $228,344 in research and development costs, respectively.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2019, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

	2019	2018
Deferred tax asset:	-	-
Net operating loss carryforward	$ 1,796,722	$ 1,108,984
Total deferred tax asset	1,796,722	1,108,984
Valuation allowance	(1,796,722)	(1,108,984)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company applied for the Paycheck Protection Program loan and received the loan in the amount of $462,000

The Company entered into the desk licensing agreement where the Company grants a nontransferable license to use a desk or desks located within Company's premises for temporary office purposes for a license fee in the amount of $7,000 per month on a month to month basis.

584,795 of outstanding warrants expired 18 months after the warrant date which was March 21, 2020.

Subsequent to year end, the Company issued 195,907 preferred Series A-1 shares for total cash proceeds of $314,997.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $8,555,817 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RESTRICTED CASH

The Company leases certain office space to be used in operations. Per lease agreement tenant has no claim against landlord for any security or other deposits except $223,730 in the form of a letter of credit which was paid pursuant to the lease. $223,730 is restricted and held in the bank account against the office deposit.

NOTE 4 – PROPERTY AND EQUIPEMENT

Property and equipment consist of the following at December 31:

	2019	2018
Furniture and fixtures	$ 98,063	$ 158,835
Computers and equipment	79,202	-
	177,265	158,835
Accumulated depreciation	(133,790)	(107,366)
Property and equipment, net	$ 43,475	$ 51,469

Depreciation expense for the years ended December 31, 2019 and 2018, was $26,424 and $21,008, respectively.

NOTE 5 – SAFE AGREEMENTS

During the year ended December 31, 2019 and 2018, the Company entered into SAFE agreements (Simple Agreement for Future Equity) in exchange for cash investments totaling $0 and $970,850, respectively. The SAFE agreements have no interest rates or maturity dates.

SAFE agreements are convertible into (1) a number of shares of standard preferred stock sold in equity financing equal to the purchase amount divided by the price per share of the standard preferred stock, if the pre-money valuation is less than or equal to the valuation cap ($15,000,000); or (2) a number of shares of SAFE preferred stock equal to the purchase amount divided by the SAFE price, if the pre-money valuation is greater than the valuation cap.

At December 31, 2018, a total balance of $970,850 in SAFE agreements was converted into 847,306 Preferred Series A-2 shares.

NOTE 6 – COMMON STOCK

At both December 31, 2019 and 2018, the Company has 21,800,000, $0.0001 par value, shares of common stock authorized. At December 31, 2019 and 2018, the Company had 12,200,000 and 12,200,000 shares issued and outstanding, respectively.

Prior to 2018, 3,650,000 shares were bought back by the Company at $0.0001. At December 31, 2019 and 2018, the Company had 3,650,000 and 3,650,000 shares held in treasury, respectively.

NOTE 7 – PREFERRED STOCK

The Company has 8,048,184, $0.0001 par value shares of preferred stock authorized at both December 31, 2019 and 2018. During the year ended December 31, 2018, the Company issued 3,508,767 preferred shares for total cash proceeds of $5,999,992.

As further explained in Note 5, during the year ending December 31, 2018, $970,850 of the outstanding balance associated with SAFE was converted into 847,306 Preferred Series A-2 shares.

There were no issuances of preferred shares in the year ended December 31, 2019. At both December 31, 2019 and 2018, the Company had 7,363,457 preferred shares issued and outstanding.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock by dividing the applicable original issue price the by the applicable conversion price in effect at the time of conversion. The conversion price shall initially be equal to (i) $1.71 per share for the Series A-1 Preferred Stock, (ii) $1.1458 per share for the Series A-2 Preferred Stock, (iii) $1.0340 per share for the Series Seed - 1 Preferred Stock and (iv) $0.4958 per share for the Series Seed-2 Preferred Stock. Upon any such conversion, no adjustment to the applicable conversion price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

NOTE 8 - WARRANTS

During the year ended December 31, 2018 the Company issued 684,724 warrants related to preferred stock issued. Fair value of the issued warrants is $99,718. The fair value of the warrants issued during the year issued was measured at the grant date using the Black-Scholes option pricing model using the following assumptions:

· Forfeiture rate of 0%;
· Stock price of $0.3 per share;
· Exercise price between the range of $0.01 to $1.71 per share
· Volatility at 150%
· Risk free interest rate of 1.54%;
· Expected life of 2 years; and
· Expected dividend rate of 0%

As at December 31, 2019 and 2018, related to stock purchase, there were 684,724 and 684,724 warrants were outstanding, fully vested and with a remaining contractual life term of a 0.49 years.

NOTE 9 – OPERATING LEASE

The Company leases certain office space to be used in operations. The lease agreements expire in June 2021.

Tenant has no claim against landlord for any security or other deposits except $223,730 in the form of a letter of credit which was paid pursuant to the lease. The following is schedule of minimum rental payments required under the operating lease agreements for the years ended December 31:

2020	$	311,583
2021		158,493
2022		-
2023		-
2024		-
Thereafter	$	-

For the years ended December 31, 2019 and 2018, the Company recognized rent expense of $352,894 and $472,893, respectively.

During 2016, the Company entered into a number of agreements to sublet a portion of its office space on a month to month basis. During 2019, the Company had one active desk licensing agreement agreement. Subsequent to year end, the Company entered into a new desk licensing agreement on a month to month basis.

The Company records desk licensing payments received as other income in the statement of operations resulting in other income of $131,600 and $83,400 being recognized during the year ended December 31, 2019 and 2018. The Company has not been released from its obligations under the master lease and accounts for rental income from desk licensing agreements on a straight-line basis monthly.

NOTE 10 – STOCK OPTIONS

During 2014, the Company executed the 2014 Equity Incentive Plan, which reserved 3,037,254 common shares to be issued in the form of shares, restricted shares, or stock options. During the years ended December 31, 2019 and 2018, the Company issued 794,355 and 587,953 stock options, respectively. Stock options shall time-vest as follows: one fourth of such time-vesting shares shall vest one year after the vesting commencement date; the balance of such time-vesting shares shall vest in a series of thirty-six equal monthly installments measured from the first anniversary of the vesting commencement date. During the year ending December 31, 2019 and 2018, 1,454,653 and 2,033,578 shares were reserved for other options to be issued under the Equity Incentive Plan.

At December 31, 2019, $271,975 of unrecognized stock compensation cost is expected to be recognized over the weighted average remaining life of 3.5 years.

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2017	578,760	$ 0.63	8.0
Granted	587,953	0.30	10.0
Expired/Forfeited	(483,118)	-	-
Exercised	-	-	-
Outstanding December 31, 2018	683,595	$ 0.36	9.0
Granted	794,355	-	10.0
Expired/Forfeited	(363,195)	-	-
Exercised	-	-	-
Outstanding December 31, 2019	1,114,755	$ 0.36	9.5

EXHIBIT C
PDF of SI Website



ogre = hero.findNearestEnemy()
if hero.distanceTo(ogre) < 10:
hero.cast("shock-wave", ogre)
else:
hero.cast("lightning", ogre)

Invest in CodeCombat

Learn to code by playing a game

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$500	$25,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST IN CODECOMBAT

Time Left **49d : 12h : 23m**

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Educational Games | SaaS | K-12 Education | San Francisco

Website: https://codecombat.com

Share:

CodeCombat is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by CodeCombat without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

- Highlights
- Overview
- The Team
- Term Sheet
- Investor Perks
- Prior Rounds
- Market Landscape
- Risks & Disclosures
- Data Room
- 0 comments
- FAQs About Investing
- Contact SeedInvest

Company Highlights

- $2M revenue in 2019, with 75% B2C growth in 2 months from COVID-19 (unaudited)
- Series-A-stage company backed by a16z, YC, Hone Capital, and other top investors
- Used in over 25,000 US schools, CodeCombat has helped more than 19.8 million people learn to code in Python and JavaScript
- 99% of educators report their students enjoy learning how to code with CodeCombat
- Seasoned edtech founding team previously created Skritter, in 2020 named "the best app available for learning to write in Chinese" by MakeUseOf.com

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Series A
- Minimum Investment: US $500 per investor
- Security Type: Preferred Equity
- Pre-Money valuation: US $25,000,000
- Target Minimum Raise Amount: US $478,000
- Offering Type: Side by Side Offering

CodeCombat teaches kids how to code through online games that are engaging, effective, and scalable. The need for this has only grown since COVID-19.

The Challenge of Coding Education

Coding is the #1 job skill, and 90% of parents want their kids to learn it. Yet schools are struggling to scale up computer science quickly enough. Schools must teach:

1. **Engagingly**: how do you get all kids excited about coding, when most don't think coding is for them? Of AP CS test takers, only 29% are female, 22% are students of color.

2. **Effectively**: how can you teach real code to young students, when even in college, traditional instruction leaves 32% of students failing Intro to CS courses?

3. **Scalaby**: how can you find CS teachers to teach every student, when teachers who know coding will leave to work as software engineers at nearly twice the salary?

4. **Online**: how can you deploy distance-learning-compatible curriculum during COVID-19, which closed schools for 1.6 of 1.7 billion students worldwide?

The Solution

To solve these curriculum challenges, schools turn to CodeCombat, a coding game that uses real code and personalized learning to let any teacher teach computer science, offline or online. Our custom code engine lets learners type real Python and JavaScript with simple error messages and a smooth learning curve. The game-based learning format is so much fun that kids *want* to play it, with 170K monthly active learners playing at home. And our comprehensive curriculum lets schools quickly deploy world-class computer science courses.

Traction

Strong demand had already led to over $2M bookings in 2019. Then, in 2020, COVID-19 accelerated everything, creating $4.3M in new B2B sales pipeline and increasing B2C revenue 75% in two months. To serve this surge in B2C demand, we're launching our new online classes product, hiring pro coding teachers to teach live coding lessons. On the B2B side, after two years of development, we're fully launching Ozaria, our next-gen schools product, which is perfect for distance learning.

Pitch Deck



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CodeCombat: Engage Students | Empower Teachers | Inspire Creation   C



Media Mentions




The Team

Founders and Officers

Nick Winter
CEO

Nick is CodeCombat's CEO and cofounder. He previously was CTO and cofounder of Skritter, the #1 app for foreigners learning to write Chinese characters; he now sits on Skritter's board. A graduate of Oberlin College with highest honors and a triple major in Computer Science, Applied Mathematics, and East Asian Studies, Nick brings together his passions for technology, optimization, and language learning to teach the next generation how to be native speakers of code. Nick is also the author of The Motivation Hacker, a book about achieving extreme productivity.

Matt Lott
CTO

Matt is CodeCombat's CTO and cofounder. Previously, he was CTO and cofounder of Funnel, a microblogging app for DIY enthusiasts and amateur artists. A veteran of the game industry, Matt brings extensive technology expertise from his time at Microsoft on the Xbox team and his master's degree in Computer Science from Texas A&M University. Matt applies his 17 years of engineering and entrepreneurial experience to creating high-performing engineering teams.

Bill Wang
CHINA GM

 Bill is CodeCombat's China General Manager. An enthusiastic STEAM advocate with a passion for education, he started his career as a high school teacher. After grad school at Tsinghua University (#1 in China), he spent a decade serving in executive and leadership roles at prestigious global companies such as Google, P&G, and McKinsey. He then helped launch a few Silicon-Valley-based tech startups in China, including as the China GM of xAd, which he grew from zero to the largest overseas business with 30+ FTE in the first year. Under Bill's leadership, CodeCombat China attracted 100+ paid partners across the country in the first 18 months.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Series A
Round size:	US $1,000,000
Minimum investment:	US $500
Target Minimum:	US $478,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $1.71
Pre-Money valuation:	US $25,000,000
Option pool:	2.07%
Liquidation preference:	1.0x

Additional Terms

Custody of Shares	Investors who invest $749,999.16 (438,596 shares) or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While CodeCombat has set an overall target minimum of US $478,000 for the round, CodeCombat must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to CodeCombat's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds



If Minimum Amount Is Raised

If Maximum Amount Is Raised

● Research & Development   ● Sales & Marketing

● General & Admin

● Research & Development   ● Sales & Marketing

● General & Admin   ● China Expansion

Investor Perks

When you support CodeCombat in creating the future of coding education with an investment of $750 or more, you'll also get perks to show our appreciation:

$750: Unlock the future: get one month of private or small-group online coding classes for a kid of your choice (4 sessions).

$1000: Level the playing field: give a month of live classes to an underserved student, plus get your month of classes.

$1500: Gamify yourself: get a custom CodeCombat avatar drawn of you (examples), plus give and get a month of classes.

$2500: Go long: get 25% lifetime discount on live classes, plus the avatar and the classes.

$5000: Help your school: give a year of full Ozaria and CodeCombat curriculum and premium support to school of your choice, plus the discount, avatar, and classes.

$7500: Share the love: give a year of full Ozaria and CodeCombat curriculum and premium support to an underserved school, plus the curriculum for your school, discount, avatar, and classes.

$15,000: Bring home magic: get a limited edition framed, signed Ozaria art print, plus the curriculum, discount, avatar, and classes.

$25,000: Shape the story: work with our game designers to name and design a future character in the Ozaria story, plus get the art, curriculum, discount, avatar, and classes.

$50,000: Explore the future: get a 1:1 deep dive with our CEO (in San Francisco or virtually), plus the character, art, curriculum, discount, avatar, and classes.

$100,000: Find your Yoda: get 6 months of weekly private coding lessons (for you or for a kid) taught personally by our CEO, plus the deep dive, character, art, curriculum, discount, avatar, and classes.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of CodeCombat's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $20,000
Closed Date	Nov 26, 2013
Security Type	Common Equity
Pre-Money valuation	US $286,000

Pre-Seed	
Round Size	US $275,000
Closed Date	Jun 3, 2014
Security Type	SAFE Note
Valuation Cap	US $5,000,000

Seed	
Round Size	US $2,536,000
Closed Date	Feb 24, 2017
Security Type	Preferred Equity
Pre-Money valuation	US $11,000,000

Bridge	
Round Size	US $971,000
Closed Date	Mar 6, 2018
Security Type	SAFE Note
Valuation Cap	US $15,000,000

Series A	
Round Size	US $6,000,000
Closed Date	Sep 21, 2018
Security Type	Preferred Equity
Pre-Money valuation	US $25,000,000

Market Landscape



Before 2020, the online education market was expected to grow from $200B in 2020 to $350B in 2025, led by growth in the two largest education markets of the US and China.

COVID-19 and the Rise of Distance Learning

The coronavirus has accelerated trends towards online learning, with China edtech spend up 300% in Q1 and other world markets to follow. With schools and parents planning for an uncertain future where learning can happen offline or online, distance-learning-compatible curricula are in greater demand. This is especially true for coding education, as computing jobs were the least-affected occupation, losing only 1.9% of jobs by April (6x lower than US average of 11.1%).

US, China, and the World

We're focused on the two largest education markets, the US and China.

In the US, all 50 states are promoting computer science in K-12. In the last 2 years, 28 states created K-12 CS standards and 19 announced requirements to teach CS in all high schools. This policy-driven growth has boosted our inside sales distribution channel, driving $1.1M bookings across 473 schools in 2019.

China is adding AI fundamentals to its exams, with 4 provinces now teaching Python in middle schools. We ran China's largest K-12 Python tournament, winning an exclusive 2-year partnership with China's Ministry of Industry and Information Technology to run Python AI coding tournaments on our esports platform. This tournament-led approach has led to distribution partnerships with 100+ paid partners in 26 of 31 provinces.

Worldwide, 50 countries are adding computer science to their K-12 curricula. Having been translated into 50+ languages by the open source community, CodeCombat serves 50% of traffic outside the US and China, sowing seeds for future expansion opportunities.

Competitive Landscape

Competitors teach coding using either drag-and-drop blocks (too simplified) or professional code engines (too complicated). We created our own code engine from scratch to teach real code to kids aged 8-18, filling a critical gap in the market.

Risks and Disclosures

The Pre-Money Valuation does not include the approximately 3,508,767 shares of Series A-1 Preferred Stock that was issued in 2018. As such, if the maximum raise amount is sold in this offering, the Post-Money Valuation will be approximately $31,999,991.57.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The video game market is an industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2021. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Through its operations, the Company collects and stores certain personal information that customers provide to purchase products or services, enroll in promotional programs, register on the web site, or otherwise communicate and interact with the Company. The Company may share information about such persons with vendors that assist with certain aspects of their business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt the Company's operations, damage their reputation, and expose them to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on their business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The reviewing CPA has included a "going concern" note in the reviewed financials. The Company has incurred losses from inception of approximately $8,555,817 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company has not filed a Form D for its prior offerings. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors") Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	LAST MODIFIED	TYPE
> 📁 Financials (2 files)	Jun 11, 2020	Folder
> 📁 Fundraising Round (1 file)	Jun 11, 2020	Folder
> 📁 Investor Agreements (1 file)	Jun 11, 2020	Folder
> 📁 Miscellaneous (4 files)	Jun 11, 2020	Folder

Join the Conversation

Be the first to post a comment or question about CodeCombat.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

academy.

Making an Investment in CodeCombat

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by CodeCombat. Once CodeCombat accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to CodeCombat in exchange for your securities. At that point, you will be a proud owner in CodeCombat.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, CodeCombat has set a minimum investment amount of US $500.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:
1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now CodeCombat does not plan to list these securities on a national exchange or another secondary market. At some point CodeCombat may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when CodeCombat either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is CodeCombat's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the CodeCombat's Form C. The Form C includes important details about CodeCombat's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck


CODE COMBAT
Learn to code by playing a game
1

Disclaimer

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Overview

CodeCombat teaches kids how to code through **online** games that are **engaging, effective**, and **scalable**.

The need for this has only grown since COVID-19.



Opportunity

Computer science was **hot**. Now it's on **fire.**

Before COVID-19

Rising K-12 CS Enrollments
AP Computer Science participation nearly tripled in last 3 years

The #1 Job Skill
Computing jobs are the top source of new wages in the US

Natural Fit for Online Education
Market growing from $200B to $350B by 2025, led by US and China

Now

Family-Driven Interest
90% of parents want their kids to learn computer science

The #1 Resilient Job
Computing was the least-affected occupation during COVID-19

Surging Online Education Spending
China EdTech spend up 300% in Q1 during COVID-19

Problem

Schools are scrambling to scale computer science to every student, and now they need to do it online.

SCHOOLS MUST TEACH:

Engagingly	Effectively	Scalably	Online
Reach every student	Teach real code	Find CS teachers	Figure out distance learning
Challenge: few students think coding is for them. Of AP CS test takers, only 29% are female and just 22% are students of color	**Challenge: traditional instruction doesn't work for CS.** Even in college, 32% of students fail Intro to CS courses	**Challenge: few teachers know how to code.** Teacher salaries are barely half those of software engineer ($60K vs. $106K)	**Challenge: we need solutions ready *now*.** COVID-19 closed schools for 1.6 billion of 1.7 billion students worldwide

Solution

We built a **coding game** that uses **real code** and **personalized learning** to teach computer science with **any teacher**.

∨ Engaging



so much fun, kids want to play it at home

∨ Effective



students type Python or JavaScript on day one

∨ Scalable



no teacher coding experience needed

∨ Online



perfectly suited for distance learning

Our Magic Formula

A real game that teaches real code.



```python
# Defend the village from ogres!
while True:
    ogre = hero.findNearestEnemy()
    if hero.distanceTo(ogre) < 10:
        hero.cast("shock-wave", ogre)
    else:
        hero.cast("lightning", ogre)
```

Our Technology

Block-based competitors



Like **training wheels**: good for elementary, too simple for middle and high school. No errors possible.

Too simplified

CodeCombat



Fix Your Code: Add a period.

Like **riding a bike**: our code engine lets learners type **real code** (Python, JavaScript) with **simple errors** and a smooth learning curve.

 **Just right for beginners**

Professional Code Engines



SyntaxError: Unexpected token

Like **riding a motorcycle**: designed for software engineers, not beginners. Arcane errors derail learning.

Too complicated

Traction

It’s time to scale.

We grew to over $2M in revenue in 2019.

Since COVID-19 struck, we’ve created $4.3M in new sales pipeline for Q3.


$16.0M
$12.0M
$8.0M
$4.0M
$0.0M
$1.5M
$2.2M
$4.7M
$15.6M
2018
2019
2020 (Proj)
2021 (Proj)
B2C Bookings
B2B2C Bookings
B2B Bookings

These statements reflect management’s current views based on information currently available and are subject to risks and uncertainties that could cause the company’s actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

Our Customers

We sell to schools, education businesses, and parents to reach all students.



Middle & High Schools (B2B)

Product: CodeCombat Classroom

Bookings: $1.1M in 2019

Customers: 473 paying schools

ACV: average $2300/school/yr

Channel: inside sales

New: launching new product, Ozaria



Coding Education Partners (B2B2C)

Product: CodeCombat Platform

Bookings: $607K in 2019

Customers: 71 paying partners

ACV: average $8500/partner/yr

Channel: business development

New: 417% growth last year



Learners at Home (B2C)

Product: CodeCombat Home Version

Bookings: $633K annualized run rate

Customers: 10K paying learners

ACV: average $63/learner/yr

Channel: word of mouth

New: launching live, online classes

New B2B Product: Ozaria

We're launching Ozaria, our next-gen CS product for schools.

Built with everything we've learned from supporting 140K teachers and 20M learners with CodeCombat, Ozaria will be our primary school product starting in the fall.



> "Once again, your team has managed to accomplish the Holy Grail of Edutainment. In my opinion, as a 26 year veteran middle school educator, there is no more engaging resource for teaching coding."
>
> Chris Beckworth I Technology Instructor



New B2C Product: Online Classes

We're adding live, online classes to meet demand.

We're launching private coding lessons and small-group classes for $159 - 399/mo.

Parent demand and teacher supply are both unprecedented due to COVID-19, with B2C bookings seeing 75% growth in 2 months.

Best way to monetize our 170K B2C MAUs, of whom 25% are interested in live classes.


MAP
GEMS IN THE DEEP
GAME MENU
HINTS
RESTART
GOALS: SUCCESS!
METHODS
hero.moveDown()
hero.moveLeft()
hero.moveRight()
hero.moveUp()
PROGRAMMING LANGUAGE: Python
# Grab all the gems using your movement commands.
hero.moveRight()
hero.moveDown()
hero.moveUp(2)
hero.moveRight()
moveDown
ALEJANDRO
RUN
DONE

Computer Science is the fastest growing space in education and has few incumbents.

In the last 2 years:

- 28 states created K-12 CS standards.

- 19 states announced requirements to teach CS in all high schools.

Most schools must buy their first CS curriculum soon.

- Only 45% of high schools teach CS. Even fewer middle schools.

- Existing curricula will be replaced by distance-learning-flexible solutions.

Markets: US

We're built to capitalize on surging US demand.

125,000 COVID-19 distance learning trial licenses distributed in Q2



- Paid Schools
- Paid Learners
- Trial Schools Q2
- Free Learners

A huge education market hungry for Python-based coding that scales, and we're providing it.

	China	US
Income spent on supplemental education	20%	2%
Engineering degrees	31%	4%
Student population	180M	50M

China is adding AI fundamentals to its exams, with 4 provinces now teaching Python in middle schools.

Markets: China
We're succeeding in the fierce competition of China, too.

Distribution partnerships with 100+ partners in 26 of 31 provinces



- ● Paid Schools
- ● Paid Learners
- ● Free Learners

Province-level user data in China scattered within provinces for visualization purposes

50% of traffic comes from outside the US.

CodeCombat is translated into 50+ languages by our open-source community.

Worldwide demand is there when we're ready to expand.

Markets: World

We're staying focused on the #1 and #2 education markets of the US and China, but the world awaits.

50 countries have plans to expand CS in K-12



Current Focus
Promoting CS in K-12
Paid Schools
Paid Learners
Trial Schools Q2
Free Learners

Our Team

Top investors believe our team can win the coding education market.

$10M in backing from Andreessen Horowitz, Y Combinator, Hone Capital, Extol Capital, Ocean One, 3KVC

41 employees across San Francisco, Beijing, and worldwide



Nick Winter | Founder/CEO

Founder/CTO, Skritter
#1 app for learning to write Chinese characters

Author, *The Motivation Hacker*
Guide to extreme productivity



Matt Lott | Founder/CTO

Founder/CTO, Funnel
Microblogging app for DIY enthusiasts and amateur artists

Engineer, Xbox
Game industry veteran



Bill Wang | China GM

China GM, xAd
Led xAd's China business from 0 to #1 overseas market and 30 FTE

Executive at Yirendai, Google, P&G
VP/Senior Manager roles in Corp Dev, Sales, Marketing, and PR

Our Development Advantage

Being open source rallies developers to our cause.

- **Leverage**: Free code contributions from over 600 GitHub contributors

- **Hiring**: Great engineers join us instead of competing with us

- **Growth**: Front-end and art are open source, earning widespread community love and fans

- **Defensible**: Back-end and game content are closed, preventing copycat competition



What People are Saying

In an independent research study of 123 educators, the results were clear. Everyone loves CodeCombat.

STUDENTS LOVE CODECOMBAT

99%

of educators report their **students enjoy learning how to code** via CodeCombat



"This is one of my favorite things to do. Every morning I wake up and play CodeCombat. If I had to give CodeCombat a rating from 1 to 10 I would give it a 10!"

Caleb S. | Grade 7

TEACHERS LOVE CODECOMBAT

95%

of educators would **recommend CodeCombat to other CS teachers**



"When I got my hands on CodeCombat, the light bulb went on. It was just night and day from every other program that we had used. They're not even close."

Scott Baily | Tech Teacher

CodeCombat Summary

- Coding is the #1 job skill

- 50 states and 50 countries will require teaching it

- CodeCombat is an engaging, effective, scalable, online solution

- $2.2M bookings in 2019

- 125K B2B distance learning trial licenses from COVID-19

- 75% B2C bookings growth in 2 months from COVID-19

- New B2B and B2C products ready to meet demand

CODE COMBAT

EXHIBIT E
Video Transcript

Exhibit E
Video Transcripts

CodeCombat and the Future of Coding Education
https://www.youtube.com/watch?v=t1dNlAXWfgU&feature=youtu.be

Hey, I'm Nick. I'm the founder of CodeCombat.

CodeCombat is a video game that teaches kids real Python and JavaScript. We want to get every kid excited about coding, and we're doing that with game-based learning.

It's the number one job skill. It's the fastest growing source of new wages. It was the least-affected job when COVID-19 hit.

We previously made Skritter, which is the most powerful app for learning how to write Chinese characters. And after that, we wanted to go after a bigger market, something the world needed. And we had learned how to make edtech teach hard things. So we thought, okay, what do we care about? Computer Science and coding.

When we looked in the market at what people are doing out there, it's either way too easy or way too hard. They're doing the drag-and-drop blocks. You can't make mistakes. There's no syntax errors with blocks. If you can't make mistakes, you're not going to learn very deeply.

And it's because we're teaching it more like an abstract version of math, and we should be teaching it like language learning. The coding engines that people are trying to learn coding on were designed for professional software engineers to use. So when you make a mistake, they say things like SyntaxError: unexpected token.

We made a custom interpreter and code engine was designed for beginners. It understands the mistakes beginners make. It talks to them in human, beginner-friendly errors.

90% of parents want their kids to learn coding. You have 50 states and 50 countries promoting coding education in K-12. And you have 19 states that are going to be requiring computer science taught in all high schools. Any teacher, regardless of their coding background, can teach computer science with CodeCombat.

Business is growing quickly. We grew to over 2 million in revenue last year, we've been scaling all over the world with distribution in almost 500 paid schools. We've run 80,000 educators through this, and over 20 million learners, and all of that learning going into designing our next generation classroom product that we've been working on for the last two years. Ozaria. Ozaria adds immersive story-based gameplay, all new content and levels, cutscenes, new pedagogical modes, teacher resources, and more.

It's also perfect timing because COVID-19 has changed everything. Every school district administrator out there is planning for an uncertain future where you might need a hybrid learning model. It sets the stage for computer science curriculum that can be distance-learning-flexible. So we are lining up for a huge Q3. We've given over 125,000 trial licenses in Q2 just to give back, and it's built $4.3 million in pipeline for our next semester school sales.

And at home, the demand has been huge, with our hundreds of thousands of monthly active users driving a 75% increase in bookings over two months, just from COVID-19. And that has led us to develop our next-gen B2C product, our own online live coding classes. And the response has been phenomenal, with over 25% of our hundreds of thousands of B2C users expressing interest in these classes.

Right now we're focused on the US and China, but the world awaits, and over half our traffic comes from 190 countries outside the US.

We're super excited to be rolling out our new products. And although it's a challenging time with COVID-19, it's also the perfect moment for scaling in both online gaming and online learning. So please, support us and the future of coding education. Thank you.

CodeCombat: Engage Students|Empower teachers video
https://www.youtube.com/watch?v=5SzbUW7W5ao&feature=emb_title

It used to be in Computer Science that coding was a very abstract subject, it was very difficult to teach students, and they would not be engaged. And that is not how it has to be, it should be like learning a language, it should be like learning drawing, it's creative.

CodeCombat allows every teacher to show every student that this is for them, that they can be good at it and they can be pros at Computer Science.

CodeCombat, for us, has really taken our coding to a different level. It's just been a big knockout win.

I love how you have the assessments and the rubrics in there...that's what I love about CodeCombat. It is a nice little package that makes my life easier.

It's really nice just to, you know, work with everything and then, you know being able to grow up and one day put more women in the field

Like me, I'm going to use this in the future if I want to pursue what I want to do. I want to be a mechanical engineer, so coding can help me do that.

They can make games, they can make websites, they can make apps. That real project-based learning is so much fun for the kids and their parents love to see it as well.

I wanted to make something different because everyone else was making mazes and stuff..and then I thought 'capture the flag'.

Kids don't even realize they are learning because they are playing the game, but actually they are learning to code.

Everybody loves playing video games.

Games are perfect. And that's what is so nice about CodeCombat. I give it to them and they just go!

Students can create whatever they want with real code, and CodeCombat let's teachers show students that in a way that reaches everybody.

I like that it builds the concepts up, so you don't even notice that it's getting harder.

You aren't going to teach them coding if they don't actually have to type in code.

It teaches them responsibility, it teaches them to learn to do things for themselves. It's really nice to see each student express themselves any way that they want, with their code.

They love it. I mean this is their favorite class.

It feels really cool because I could be doing this when I grow up. CodeCombat is a really fun game and you should try it.

CodeCombat Game Trailer
https://www.youtube.com/watch?v=rOXRBQIXvII&feature=emb_title

No dialogue.

Ozaria Launch Trailer
https://www.youtube.com/watch?v=prJJvvI3WJM&feature=emb_title

Long ago, legends spoke of a powerful Darkness that was trapped inside the Sky Mountain. And now, it's returned. Only by harnessing the lost magic of coding can you save our world.